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                                                                    EXHIBIT 1.3

                        CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

                                  ANNOUNCEMENT

Benefiting from sustained and robust organic and external growth, the scale of the Company's business and operations have continued to expand. In order to strengthen the management of the Company and to ensure its sustained and sound development, the Board of Directors of the Company has, on 18 March 2003, resolved to appoint Mr. Li Yue and Mr. Lu Xiangdong, both Vice Presidents of its parent company, China Mobile Communications Corporation ("CMCC"), to be Directors and Vice Presidents of the Company. The Board has also appointed Mr. Zhang Ligui, President of CMCC, to be a Non-Executive Director of the Company. Mr. Li Yue will assist the Chief Executive Officer of the Company in managing the network and corporate planning activities of the Company. Mr. Lu Xiangdong will assist the Chief Executive Officer mainly in marketing, data, billing and settlement, and corporate co-operation.

The Board has also resolved to re-assign Mr. He Ning, the Chairman and President of the Company's subsidiary, Jiangsu Mobile Communication Company Limited, to be a Vice President of the Company. He will be responsible for the general administration of the Company and for investor and media relations. Mr. He joined the Board of Directors of the Company in August 1998, and is very familiar with the operations of the Company.

As a result of job rearrangements, Mr. Li Zhenqun has resigned from his posts of Director, Vice Chairman and Chief Operating Officer of the Company with effect from 18 March 2003, and will take up a key post at the Company's subsidiary, Fujian Mobile Communication Company Limited. Mr. Liu Ping, Mr. Yuan Jianguo and Mr. Wei Yiping, the Chairmen and Presidents of Fujian Mobile Communication Company Limited, Henan Mobile Communication Company Limited and Hainan Mobile Communication Company Limited, respectively, (each a subsidiary of the Company), have also resigned from their concurrent posts as Directors of the Company with effect from 18 March 2003. The Board takes this opportunity to acknowledge the contributions of Mr. Li Zhenqun, Mr. Liu Ping, Mr. Yuan Jianguo and Mr. Wei Yiping to the Company, with the highest regard and deepest gratitude.

In order to further enhance corporate governance of the Company, the Company has, on 18 March 2003, resolved to appoint Mr. Cheng Mo Chi, Moses as an Independent Non-Executive Director of the Company and a member of the Audit Committee, the Remuneration Committee and the Nomination Committee.

After making the above adjustments, the Board is comprised of twelve members, including four Independent Non-Executive Directors, which constitute one-third of the Board. Each of the Audit Committee and the Remuneration Committee is comprised of three Independent Non-Executive Directors, while the Nomination Committee is comprised of three Independent Non-Executive Directors and the Chairman of the Board, Mr. Wang Xiaochu.

The brief background of the four newly appointed Directors are as follows:

1. Mr. Zhang Ligui, age 60, President of CMCC since April 2000. He is in charge of the overall management of CMCC. Mr. Zhang previously served as the Director General of the Gansu Posts and Telecommunications Administration. He had also served as the Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, the Director General of the Beijing Telecommunications Bureau, and the Director General of the Directorate General of Posts and Telecommunications. Mr. Zhang graduated from Beijing University of Posts and Telecommunications and has over 37 years of management experience in the telecommunications industry.
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2.   Mr. Li Yue, age 43, Vice President of CMCC since April 2000. He is in charge of networks and planning of CMCC. Mr. Li previously served as the Deputy Director General of the Tianjin Posts and Telecommunications Administration and the President of Tianjin Mobile Communications Company. Mr. Li graduated from Tianjin University with a Master's Degree and has over 26 years of management experience in the telecommunications industry.

3. Mr. Lu Xiangdong, age 42, Vice President of CMCC since April 2000. He is in charge of marketing, data, billing and settlement and corporate co-operation of CMCC. He previously served as the Director General of Fujian Wireless Telecommunications Bureau and the Deputy Director General of Mobile Telecommunications Bureau of the Ministry of Posts and Telecommunications. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master's Degree and has nearly 20 years of management experience in the telecommunications industry.

4. Mr. Cheng Mo Chi, Moses, age 52, a practising solicitor and a senior partner of Messrs. P.C. Woo & Co. He is the Chairman of the Hong Kong Institute of Directors and the Committee on the Promotion of Civic Education of Hong Kong. He is also the Deputy Chairman of the Main Board's Listing Committee of The Stock Exchange of Hong Kong Limited. He previously served as an appointed member of the Legislative Council of Hong Kong from 1991 to 1995.

The Company firmly believes that the extensive experience and valuable expertise of Mr. Zhang Ligui, Mr. Li Yue, Mr. Lu Xiangdong and Mr. Cheng Mo Chi, Moses will be of great benefit to the Company. The Company takes this opportunity to welcome them as members of the Board.

                                                          By Order of the Board
                                               CHINA MOBILE (HONG KONG) LIMITED
                                                                   WANG XIAOCHU
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER
18 March 2003, Hong Kong